Exhibit 99.1

Former Securitize Capital CEO Wilfred Daye Joins Mercurity Fintech as Chief Strategy Officer and Chaince Securities CEO

New York, NY Jan 31, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, is pleased to announce that effective February 1, 2025, Wilfred Daye will be joining MFH as Chief Strategy Officer and will also serve as the CEO of JVDA, LLC, a subsidiary of MFH and doing business as “Chaince Securities”.

In his dual leadership roles, Daye will focus on driving strategic innovation and operational excellence across both organizations. As Chief Strategy Officer at MFH, Daye will lead the company’s efforts in global expansion and digital asset adoption, bringing a unique blend of strategic insight and market expertise to accelerate the firm’s growth initiatives. His leadership will ensure MFH remains at the forefront of innovation in the rapidly evolving technology landscape. In his capacity as CEO of Chaince Securities, Daye will run a client-centric investment banking and capital formation practice. His vision is to deliver tailored solutions that meet the needs of an increasingly dynamic and sophisticated market.

With a forward-thinking mindset and extensive expertise in structured credit trading and financial innovation, Daye brings over two decades of leadership at the crossroads of Wall Street and digital innovation. He previously served as CEO of Securitize Capital, the asset management arm of Securitize, a trailblazer in Real-World Asset (RWA) tokenization, and a recognized leader in blockchain-enabled financial solutions. Under his leadership, Securitize successfully tokenized private equity assets for industry giants such as KKR and Hamilton Lane, marking a significant milestone in the adoption of digital assets.

Daye has also held pivotal roles at some of the world’s leading financial institutions. As a trader at UBS, he specialized in complex cash and synthetic structured products, driving advancements in financial engineering. He also held senior positions at Deutsche Bank and Barclays Capital, where he focused on global credit products. Additionally, he was a key member of the structured credit team at D.B. Zwirn after beginning his career at Lehman Brothers.

“What excites me most about joining MFH and Chaince Securities is the unique opportunity to shape the future of finance at a time when innovation and tradition are finding powerful new synergies,” said Wilfred. “Throughout my career, I’ve seen how transformative the right combination of technology and financial expertise can be. I look forward to working alongside our talented teams to build something truly exceptional—a bridge between traditional financial services and the digital future that creates lasting value for our clients and partners.”

Shi Qiu, CEO of Mercurity Fintech Holding Inc., further commented: “When we envisioned the next chapter of MFH’s growth, we knew we needed a leader who not only understands the complexities of both traditional and digital finance but also shares our commitment to innovation with purpose. In Wilfred, we’ve found that rare combination. His genuine passion for financial innovation and deep understanding of institutional markets makes him the perfect architect for our future. We’re delighted to welcome him to our leadership team.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and business consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. Our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com